Exhibit 99.1
FY 2021 Results Release Paris, Thursday, 03 March 2022

TECHNIP ENERGIES FINANCIAL RESULTS FOR FULL YEAR 2021

–	Full-year adjusted revenue growth of 11% Y/Y; Adjusted Recurring EBIT margin 6.5%
~~–~~	Proposed Dividend of €0.45/share for the 2021 financial year
–	Financial framework provided for 2022, including details relating to Russia
–	Delivery of ESG Roadmap and Scorecard

Paris, Thursday 3, March 2022 – Technip Energies (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces its unaudited financial results for full year 2021.

Arnaud Pieton, CEO of Technip Energies, commented:
“A robust fourth quarter confirms a strong performance in our first full year as Technip Energies. Thanks to the adaptability and determination of our teams, we delivered double-digit revenue growth and profitability well above original guidance, despite a challenging external environment. We also propose our maiden dividend, which is supported by excellent cash generation in 2021.”

“Our selectivity-driven commercial strategy delivered nearly €10 billion of orders, of which 94% was from outside Russia, strengthening our backlog and providing clear multi-year visibility. This reinforces our positioning in LNG and ethylene – core Technip Energies markets that are improving and also decarbonizing. Energy Transition markets are accelerating and maturing, with notable momentum in carbon capture, sustainable fuels, plastics circularity and low-to-zero carbon hydrogen and ammonia.”

“We are deeply concerned by the war in Ukraine, and express solidarity with all those suffering. We are closely monitoring the evolving situation, taking appropriate measures and constantly assessing its impact on people and operations. The potential financial impact the crisis is having on our Company is contained. We have ceased to work on future business opportunities in Russia and are confident in the robustness of Technip Energies’ global and diversified business, balance sheet, and our ability to invest and deliver on our strategy.”

“2021 represented a pivotal year for T.EN, marked by a host of operational, commercial and strategic accomplishments. We delivered an ambitious ESG roadmap around four pillars, backed by a Scorecard with 23 measurable targets, including net zero by 2030 for scope 1 & 2 emissions. Tackling the world’s energy challenge requires technology, innovation, and talents - all things we have to offer - enabling us to capitalize on the energy independence and transformation needs we see across our markets.”

Key financials – Adjusted IFRS

(In € millions)	FY 2021	FY 2020
Revenue	6,667.2	6,014.5
Recurring EBIT	431.0	353.8
Recurring EBIT Margin %	6.5%	5.9%
Net profit¹	251.4	206.7
Diluted earnings per share²	1.39	1.15

Order Intake	9,789.9	4,291.9
Backlog	16,388.3	12,745.0
Financial information is presented under an adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.
¹ Net profit attributable to Technip Energies Group. FY 2020 net profit benefited from favorable litigation settlement of €102.9 million.
² FY 2021 and FY 2020 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 180,328,838 and 179,813,880 respectively.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Key financials - IFRS

(In € millions)	FY 2021	FY 2020
Revenue	6,433.7	5,748.5
Net profit¹	244.6	206.8
Diluted earnings per share²	1.36	1.15
¹ Net profit attributable to Technip Energies Group.
² FY 2021 and FY 2020 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 180,328,838 and 179,813,880 respectively.

FY 2022 Financial framework – Adjusted IFRS

Revenue	€5.0 – 5.5 billion (excludes estimated €1.4 billion contribution from projects under execution in Russia)
Recurring EBIT margin	At least 6.5% (excludes estimated EBIT contribution of less than €70 million from projects under execution in Russia)
Effective tax rate	28 – 32%
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

FY 2022 – additional context

The Company is closely monitoring the situation in Russia and Ukraine. The safety of our people and their families is, as always, our first priority.

As a leading and responsible engineering and technology company, we have a long experience of managing contracts in difficult and complex environments. We understand the contractual mechanisms and protections which are crucial to mitigate risk and to sustain the performance of the Company, and our contracting discipline ensures positive cash flows through the project lifecycle.

Technip Energies is a global and diversified player with operations carried out in many countries, including Russia. As of December 31, 2021, approximately €3.8 billion or 23% of the Company’s backlog relates to Russian projects in execution, which will be impacted by the current crisis. This backlog is scheduled to be executed over the five-year period from 2022 to 2026.

We have a strong balance sheet, positive project cash flows and relevant contractual protections, which together would limit our exposure to this ongoing situation.

The Company is therefore confident in its ability to successfully continue delivering the projects in its diversified backlog and implementing its growth strategy in the Energy Transition. Our strategy is centered on helping our clients address the new energy challenges – and this is more relevant than ever as the current crisis will likely accelerate the energy transition and energy independence agenda.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Conference call information

Technip Energies will host its FY 2021 results conference call and webcast on Thursday, 03 March 2022 at 14:00 CET. Dial-in details:

France:	+33 1 76 70 07 94
United Kingdom:	+44 (0) 20 7192 8000
United States:	+1 631 510 74 95
Conference Code:	9195285

The event will be webcast simultaneously and can be accessed at:
https://edge.media-server.com/mmc/p/uiozr7hx

Contacts

Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 7585 5051	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Operational and financial review
Backlog, Order Intake and Backlog Scheduling

Adjusted Order Intake for FY 2021 of €9,789.9 million (Q4 2021: €1,385.9 million), equating to a book-to-bill of 1.5. Orders in the fourth quarter included a substantial petrochemical contract awarded by Borouge, a FEED update contract for the Ghasha mega project, and a FEED study for BP’s Net Zero Teesside, as well as other studies, services contracts and smaller projects. Orders in the prior three quarters benefited from a large petrochemical contract with Indian Oil Corporation and two contracts for Neste for development of its Rotterdam Renewables Production Platform, as well as the major award for the Qatar North Field East project.

Adjusted backlog increased 29% year-over-year to €16,388.3 million, equivalent to 2.5x 2021 revenue.

(In € millions)	FY 2021	FY 2020
Adjusted Order Intake	9,789.9	4,291.9
Projects Delivery	8,471.5	3,095.9
Technology, Products & Services	1,318.4	1,196.0
Adjusted Backlog	16,388.3	12,745.0
Projects Delivery	15,144.0	11,646.4
Technology, Products & Services	1,244.3	1,098.6
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
Adjusted Backlog at FY 2021 benefited from a foreign exchange impact of €483.5 million. Backlog at FY 2021 included €3,783.8 million associated with projects under execution in Russia.

The table below provides estimated backlog scheduling as of December 31, 2021.

(In € millions)	FY 2022	FY 2023	FY 2024+
Adjusted Backlog	6,470.8	4,364.3	5,553.3
Proportion relating to Russia[1]	1,367.0	853.7	1,563.1
1Russia backlog relates to project under execution at December 31, 2021.

Company Financial Performance
Adjusted Statement of Income

(In € millions)	FY 2021	FY 2020	% Change
Adjusted revenue	6,667.2	6,014.5	11%
Adjusted EBITDA	540.2	461.4	17%
Adjusted recurring EBIT	431.0	353.8	22%
Non-recurring-items	(32.0)	(14.5)	121%
EBIT	399.0	339.3	18%
Financial income (expense), net	(18.8)	(10.8)	74%
Profit (loss) before income taxes	380.2	328.5	16%
Income tax (expense)/profit	(112.8)	(108.5)	4%
Net profit (loss)	267.4	220.0	22%
Net (profit) loss attributable to non-controlling interests	(16.0)	(13.3)	20%
Net profit (loss) attributable to Technip Energies Group	251.4	206.7	22%

FY 2021 Results Release Paris, Thursday, 03 March 2022
Business highlights
Projects Delivery – Adjusted IFRS

(In € millions)	FY 2021	FY 2020	% Change
Revenue	5,364.4	4,953.9	8%
Recurring EBIT	342.0	326.4	5%
Recurring EBIT Margin %	6.4%	6.6%	(20) bps
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

FY 2021 Adjusted Revenue increased year-over-year by 8% to €5.4 billion. This growth was achieved despite the challenging external environment related to the pandemic, which included restrictions in some areas of operation, as well as constraints around logistics. Revenues benefited from significant activity on Arctic LNG 2, and the ramp-up of recently awarded LNG and downstream projects.  This more than offset lower contributions year-over-year from maturing downstream projects in the Americas and India.

FY 2021 Adjusted Recurring EBIT increased year-over-year by 5% to €342.0 million. Adjusted Recurring EBIT margin declined by 20 basis points to 6.4% largely due to growth in revenues from major projects in an early stage and corporate costs that have been more fully allocated to the operating segment. This was partially offset by projects in completion phase in Africa, the Middle East and Europe, as well as a lower indirect cost base. The contribution from Yamal LNG was broadly flat year-over-year as it progresses through the warranty phase. For 2021, direct expenses relating to COVID-19 were absorbed within Adjusted Recurring EBIT (in 2020 COVID-19 expenses were excluded from Adjusted Recurring EBIT).

Q4 2021 Key operational milestones
(Reference Q1, H1 and 9M 2021 press releases for milestones in the first nine months)

Arctic LNG 2 Project (Russian Federation)
•	Final modules for the first train loaded out and sailed away to Murmansk; first five modules integrated onto gravity-based structure (GBS1).

Eni Coral Sul FLNG (Mozambique)
•	The FLNG unit set sail for Mozambique in November and arrived offshore Mozambique in early January, mooring activities are ongoing.

Qatar Energy North Field Expansion (Qatar)
•	Construction groundbreaking ceremony at Ras Laffan Site was held on October 16, 2021. Critical equipment procurement campaign is almost completed and site activities are ramping-up ahead of plan.

MIDOR Refinery Expansion Project (Egypt)
•	Start-up and operation of the project’s first new process units; the LPG Treater Unit 25 is performing in line with expectations. Successful completion of shutdown works of existing hydrocracker.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Long Son Olefins plant (Vietnam)
•
All substations energized. Heavy lift works accomplished, and all equipment erected. Piping prefab substantially completed with minor activities left to go. Pre-commissioning works commenced. Project also reaches 10-million manhours with no LTI (lost time injury).

BP Tortue gas FPSO (offshore Senegal / Mauritania)
•	The last 4 remaining process modules were successfully lifted in December, and all 8 modules are now on deck, integration work started.

Q4 2021 Key commercial highlights
Awarded substantial* petrochemical contract by Borouge (UAE)
•
Engineering, Procurement, and Construction (EPC) contract for the construction of a new Ethane Cracker Unit to be integrated in the Borouge 4 petrochemical complex in Ruwais. The contract covers the delivery of a new Ethane Cracker Unit, in excess of 1,500 KTA, based on proprietary Technip Energies technology.

*A substantial award for Technip Energies is a contract award representing between €500 million and €1 billion of revenue.

Technology, Products & Services (TPS) – Adjusted IFRS

(In € millions)	FY 2021	FY 2020	Change
Revenue	1,302.8	1,060.6	23%
Recurring EBIT	119.3	86.0	39%
Recurring EBIT Margin %	9.2%	8.1%	110 bps
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

FY 2021 Adjusted Revenue increased year-over-year by 23% to €1,302.8 million, driven by growth in demand for engineering and Project Management and Consultancy services, and sustained Process Technology activity including licensing and proprietary equipment (notably for ethylene, and Sustainable Chemistry including PBAT, a biodegradable polymer). Loading Systems also continues to benefit from a sustained period of strong order intake.

FY 2021 Adjusted Recurring EBIT increased year-over-year by 39% to €119.3 million. Adjusted Recurring EBIT margin increased year-over-year by 110 basis points to 9.2%, benefiting from higher activity levels and revenue contribution from Process Technology and services, as well as growth in aftermarket services for Loading Systems including repair and revamp work.

Q4 2021 Key operational highlights
(Reference Q1, H1, 9M 2021 press releases for milestones in the first nine months)

Shell Skyline Ethylene Furnace Revamp EPF (Netherlands)
•	First safe 100,000 working hours on module fabrication yard. Early work preparation started at Moerdijk construction site.

FY 2021 Results Release Paris, Thursday, 03 March 2022
New pilot plant now operating at Technip Energies Weymouth Research Center (United States)
•
A new demonstration reactor, designed to evaluate specific process conditions for operation with our partner Clariant’s catalyst, is now operating at our Research Center in Massachusetts. The reactor is designed to demonstrate their new AcryloMax® catalyst for producing acrylonitrile, an ingredient used to create fibers for light weight, high strength aerospace components.

Q4 2021 Key commercial highlights
BP Teesside Power, Carbon Capture and Compression Project (UK)
•
Award of FEED study covering design and technical solutions development for NZT Power’s proposed 860MW power station and carbon capture facility. The Technip Energies and GE Gas Power consortium will use Shell Cansolv CO2 capture technology with a planned capture capacity of 2Mtpa and will be supported by Balfour Beatty for the construction. The scope also includes NEP’s planned 4Mpta Teesside high pressure CO2 compression and export facilities.

ADNOC Ghasha Development (UAE)
•
Awarded FEED update contract for the Ghasha mega project which will be the world’s largest offshore sour gas development expected to produce over 1.5 bscfd* of natural gas, as well as condensate and oil. The contract includes accelerating the integration of carbon capture into the development.

*Billion standard cubic feet per day.

Wastefront Tyre Pyrolysis Project (UK)
•
PMC awarded FEED validation and early EPC services for the Wastefront Sunderland project. Technip Energies and Wastefront have also entered a strategic partnership to deploy Wastefront projects worldwide (MOU signed in November 2021).

PureCycle Technologies (PCT) Polypropylene Recycling Facility (Europe)
•	PMC awarded a frame agreement with PCT for Consulting services to support the US-based company with the site evaluation and selection of their first polypropylene recycling facility in Europe.

LanzaJet Project Dragon / Flite Sustainable Aviation Fuel PDP / FEED (UK / The Netherlands)
•
Process design package and FEED contracts for the development of two 90 KTA Sustainable Aviation Fuel (SAF) Units (located in South Wales, UK, and the Netherlands respectively). The projects leverage Technip Energies’ Hummingbird® technology integrated with the LanzaJetTM Alcohol-to-Jet Process to produce SAF and Renewable Diesel.

MOU with Svante for carbon capture technology development (Europe, Middle-East, Africa and Russian Federation)
•
The partnership will further develop Svante’s solid sorbent carbon capture technology and provide integrated solutions from concept to project delivery. The partnership will explore opportunities in markets where Svante’s technology would be selected by end Clients for industrial carbon capture projects, including cement & limestone, blue hydrogen, refineries, petrochemicals, steel, ammonia and pulp & paper facilities. The cooperation will be worldwide for blue hydrogen plants using Technip Energies’ Steam Methane Reformer (SMR) technology.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Corporate and Other items
Corporate costs, excluding non-recurring items, were €30.3 million, benefiting from a fuller allocation to the operating segments. This compares to €58.5 million in the prior year period. FY 2020 combined statement of income was also impacted by foreign exchange impact allocated to Technip Energies. Foreign exchange for FY 2021 was a positive impact of €0.3 million.

Net financial expense was €18.8 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, higher interest expense associated with the bridge facility, partially offset by interest income from cash on deposit.

Effective tax rate on an adjusted IFRS basis was 29.7% for the full year. The improvement in the tax rate is mainly due to a more favorable mix of earnings and lower tax expense associated to returns filed in several jurisdictions.

Non-recurring expense for the full year amounted to €32.0 million, primarily relating to separation costs, which were largely incurred in the first quarter. FY 2020 had a positive contribution from non-recurring items mainly resulting from a favorable €102.9 million litigation settlement, partially offset by direct COVID-19 related expenses of €43.3 million.

Depreciation and amortization expense was €109.2 million, of which €75.2 million is related to IFRS16.

Adjusted net cash at December 31, 2021 was €3.1 billion. This compares to Adjusted net cash at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €2.2 billion.

Total equity at December 31, 2021 was €1.5 billion in Adjusted IFRS. This compares to total equity at December 31, 2020 of €1.2 billion, after giving effect to the provisions of the Separation and Distribution Agreement, as detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” press release released on February 26, 2021.

Adjusted Operating cash flow of €992.7 million, benefited from strong operational performance and working capital inflows associated with new project advances and milestone payments. With capital expenditure, net, of €50.0 million, free cash flow was €942.7 million for the full year of 2021. Excluding the positive impact of working capital in 2021, free cash flow was €315.9m.

Liquidity and credit rating information
Total adjusted liquidity of €4.5 billion at December 31, 2021 comprised of €3.8 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €80 million of outstanding commercial paper.

Technip Energies retains its ‘BBB/A-2’ investment grade rating, Outlook Stable, as confirmed by S&P Global.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Dividend and Capital allocation
In line with the Company’s capital allocation framework outlined at its Capital Markets Day on January 28, 2021, the Board of Directors will propose at the Annual Shareholder Meeting on May 05, 2022, the distribution of a cash dividend of €0.45 per share for the 2021 financial year. This represents a payout of 32% of 2021 Adjusted net profit. If approved, the ex-dividend date will be 18 May 2022, the record date for the dividend will be 19 May 2022, and the dividend will be paid on 20 May 2022.

The Company is committed to a balanced and flexible capital allocation framework, with three main components: shareholder dividends, investments and balance sheet strengthening.

•	Shareholder dividend. The Company intends to pay a dividend annually that is sustainable with potential for growth over time.
•	Investments. Deploying capital to capture energy transition technologies and opportunities, and associated business models.
•	Balance sheet strengthening: Allowing utilization of excess cash flow to strengthen balance sheet and reserves.

Shareholder update
On January 11, 2022, Technip Energies announced it has agreed to acquire 1.8 million of its own ordinary shares from TechnipFMC plc. The Company’s agreement to purchase these shares is part of TechnipFMC’s announced sell-down of its stake in the Company through a private sale transaction which also included Bpifrance Participations SA and HAL Investments B.V., the Dutch investment subsidiary of HAL Holding N.V., each agreeing to purchase 3.6 million of the Company’s ordinary shares. Settlement for the Sale took place on January 14, 2022.

Upon completion of the Sale, TechnipFMC’s stake in the Company was reduced to approximately 7%.

ESG Roadmap
To build a clear and solid ESG strategy, the Company committed to completing a materiality assessment to identify the ESG issues that mattered most to our business and our stakeholders. This thorough process has helped us define and articulate our ESG roadmap - Together by T.EN, and scorecard, which were both published as a slide pack on our website on March 3, 2022.

The roadmap will help us realize our ambition to embed ESG into every aspect of our operations and have been designed to complement and reinforce our business strategy. In light of the energy transition and continuing evolution of our sector, ESG is one of the foundations that will help us deliver a robust financial performance.

The Company has set a series of clear, quantifiable and measurable targets driven by four pillars of its ESG roadmap.

Drive Solutions for the Climate
•	Decarbonize the future.

•	Accelerate innovation and digitalization.

•	Enhance circularity and protect biodiversity.

Key scorecard targets include: Reach net zero for our own emissions (scope 1 & 2) by 2030, and 100% of R&D budget allocation to our Energy Transition domains by end of 2025.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Enable People to Thrive
•	Advance an inclusive culture.

•	Safeguard people and reinforce well-being.

•	Attract and grow talents.

Key scorecard targets include: 50% of women hiring on yearly graduate intake, and 25% of women in leadership positions by end of 2025.

Lead Responsibly
•	Integrate ESG into our business strategy.

•	Strengthen ESG accountability & transparency.

•	Foster Integrity.

Key scorecard targets include: 40% of women on the Board of Directors planned to be achieved and reported on or before the Company’s 2024 AGM, and continued reduction of non-mandatory commercial intermediaries: -30% by end of 2023, -100% by end of 2025.

Collaborate to Impact
•	Join forces and bridge expertise across industries.

•	Partner towards a sustainable supply chain.

•	Contribute to local communities’ development.

Key scorecard targets include: 100% of key suppliers and subcontractors monitored and audited on ESG performance, and 100% of eligible projects with Human Rights Management System by end of 2025.

Detailed results of the materiality assessment as well as our ESG roadmap will be set out in the Company’s Annual Report 2021 and Sustainability Report 2021.

FY 2021 Results Release Paris, Thursday, 03 March 2022
Disclaimer
This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

Forward-looking statements
This Press Release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control, such as the situation in Ukraine, the sanctions imposed against Russia and the impact they will have on our and/or our customers’ activities conducted in or related to Russia) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX
Basis of preparation

Consolidated financial statements for the period from January,1 to December 31, 2021 include comparative information (for the year 2020) extracted from Technip Energies’ Combined financial statements.

Information for these periods constitute the Technip Energies Group’s Consolidated financial statements at December 31, 2021.

Note, the fourth quarter financials may not exactly correspond to the sum of the quarterly financial information provided for first, second, third and fourth quarters as the fourth quarter is based on a year-to-date conversion from functional currencies to reporting currency.

APPENDIX 1.0: ADJUSTED STATEMENTS OF INCOME - FULL YEAR 2021

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	FY 21	FY 20	FY 21	FY 20	FY 21	FY 20	FY 21	FY 20
Adjusted revenue	5,364.4	4,953.9	1,302.8	1,060.6	—	—	6,667.2	6,014.5
Adjusted recurring EBIT	342.0	326.4	119.3	86.0	(30.3)	(58.5)	431.0	353.8
Non-recurring items (transaction & one-off costs)	(2.3)	40.1	(1.2)	(23.4)	(28.4)	(31.1)	(32.0)	(14.5)
EBIT	339.7	366.4	118.0	62.5	(58.7)	(89.7)	399.0	339.3
Financial income							16.8	20.7
Financial expense							(35.6)	(31.5)
Profit (loss) before income taxes							380.2	328.5
Income tax (expense)/profit							(112.8)	(108.5)
Net profit (loss)							267.4	220.0
Net (profit) loss attributable to non-controlling interests							(16.0)	(13.3)
Net profit (loss) attributable to Technip Energies Group							251.4	206.7

APPENDIX 1.1: ADJUSTED STATEMENTS OF INCOME - FOURTH QUARTER 2021

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	Q4 21	Q4 20	Q4 21	Q4 20	Q4 21	Q4 20	Q4 21	Q4 20
Adjusted revenue	1,368.8	1,348.8	388.4	251.2	—	—	1,757.3	1,600.0
Adjusted recurring EBIT	87.3	92.7	40.5	24.9	(4.3)	(10.5)	123.5	107.3
Non-recurring items (transaction & one-off costs)	(0.4)	(12.7)	0.2	(8.4)	(0.7)	0.3	(0.9)	(20.9)
EBIT	86.8	80.0	40.7	16.5	(5.0)	(10.1)	122.6	86.4
Financial income							7.0	8.1
Financial expense							(7.2)	0.5
Profit (loss) before income taxes							122.4	95.0
Income tax (expense)/profit							(25.0)	(29.9)
Net profit (loss)							97.4	65.1
Net (profit) loss attributable to non-controlling interests							(5.6)	(4.8)
Net profit (loss) attributable to Technip Energies Group							91.8	60.3

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FULL YEAR 2021

(In € millions)	FY 21 IFRS	Adjustments	FY 21 Adjusted
Revenue	6,433.7	233.5	6,667.2
Costs and expenses:
Cost of sales	(5,521.4)	(383.8)	(5,905.2)
Selling, general and administrative expense	(300.7)	—	(300.7)
Research and development expense	(38.6)	—	(38.6)
Impairment, restructuring and other expense (income)	(32.0)	—	(32.0)
Other income (expense), net	15.0	(4.5)	10.5
Operating profit (loss)	556.0	(154.8)	401.2
Share of profit (loss) of equity-accounted investees	33.1	(35.3)	(2.2)
Profit (loss) before financial expense, net and income taxes	589.1	(190.1)	399.0
Financial income	16.6	0.2	16.8
Financial expense	(218.4)	182.8	(35.6)
Profit (loss) before income taxes	387.3	(7.1)	380.2
Income tax (expense)/profit	(126.7)	13.9	(112.8)
Net profit (loss)	260.6	6.8	267.4
Net (profit) loss attributable to non-controlling interests	(16.0)	—	(16.0)
Net profit (loss) attributable to Technip Energies Group	244.6	6.8	251.4

APPENDIX 1.3: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FULL YEAR 2020

(In € millions)	FY 20 IFRS	Adjustments	FY 20 Adjusted
Revenue	5,748.5	266.0	6,014.5
Costs and expenses:
Cost of sales	(4,734.4)	(441.7)	(5,176.1)
Selling, general and administrative expense	(364.2)	—	(364.2)
Research and development expense	(38.1)	—	(38.1)
Impairment, restructuring and other expense (income)	(96.3)	—	(96.3)
Other income (expense), net	(1.9)	3.1	1.2
Operating profit (loss)	513.6	(172.6)	341.0
Share of profit (loss) of equity-accounted investees	4.0	(5.7)	(1.7)
Profit (loss) before financial expense, net and income taxes	517.6	(178.3)	339.3
Financial income	24.8	(4.1)	20.7
Financial expense	(208.9)	177.4	(31.5)
Profit (loss) before income taxes	333.5	(5.0)	328.5
Income tax (expense)/profit	(113.4)	4.9	(108.5)
Net profit (loss)	220.1	(0.1)	220.0
Net (profit) loss attributable to non-controlling interests	(13.3)	—	(13.3)
Net profit (loss) attributable to Technip Energies Group	206.8	(0.1)	206.7

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 1.4: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FOURTH QUARTER 2021

(In € millions)	Q4 21 IFRS	Adjustments	Q4 21 Adjusted
Revenue	1,683.7	73.6	1,757.3
Costs and expenses:
Cost of sales	(1,446.9)	(101.2)	(1,548.1)
Selling, general and administrative expense	(76.9)	—	(76.9)
Research and development expense	(13.2)	—	(13.2)
Impairment, restructuring and other expense (income)	(0.9)	—	(0.9)
Other income (expense), net	4.4	0.2	4.6
Operating profit (loss)	150.2	(27.4)	122.8
Share of profit (loss) of equity-accounted investees	13.3	(13.5)	(0.2)
Profit (loss) before financial expense, net and income taxes	163.5	(40.9)	122.6
Financial income	6.9	0.1	7.0
Financial expense	(53.4)	46.2	(7.2)
Profit (loss) before income taxes	117.0	5.4	122.4
Income tax (expense)/profit	(34.7)	9.7	(25.0)
Net profit (loss)	82.3	15.1	97.4
Net (profit) loss attributable to non-controlling interests	(5.6)	—	(5.6)
Net profit (loss) attributable to Technip Energies Group	76.7	15.1	91.8

APPENDIX 1.5: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FOURTH QUARTER 2020

(In € millions)	Q4 20 IFRS	Adjustments	Q4 20 Adjusted
Revenue	1,529.1	70.9	1,600.0
Costs and expenses:
Cost of sales	(1,290.9)	(125.1)	(1,416.0)
Selling, general and administrative expense	(82.9)	8.4	(74.5)
Research and development expense	(5.2)	—	(5.2)
Impairment, restructuring and other expense (income)	(18.1)	—	(18.1)
Other income (expense), net	(3.1)	4.3	1.2
Operating profit (loss)	128.9	(41.5)	87.4
Share of profit (loss) of equity-accounted investees	(1.4)	0.4	(1.0)
Profit (loss) before financial expense, net and income taxes	127.5	(41.1)	86.4
Financial income	7.9	0.2	8.1
Financial expense	(44.8)	45.3	0.5
Profit (loss) before income taxes	90.6	4.4	95.0
Income tax (expense)/profit	(29.0)	(0.9)	(29.9)
Net profit (loss)	61.6	3.5	65.1
Net (profit) loss attributable to non-controlling interests	(4.8)	—	(4.8)
Net profit (loss) attributable to Technip Energies Group	56.8	3.5	60.3

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 2.0: ADJUSTED STATEMENTS OF FINANCIAL POSITION

(In € millions)	FY 21	FY 20
Goodwill	2,074.4	2,047.8
Property, plant and equipment, net	115.2	96.1
Right-of-use assets	252.9	182.6
Equity accounted investees	27.8	37.3
Other non-current assets	322.1	279.2
Total non-current assets	2,792.4	2,643.0
Trade receivables, net	1,041.1	1,069.3
Contract assets	330.3	285.8
Other current assets	655.2	743.0
Cash and cash equivalents[1]	3,810.1	3,064.4
Total current assets	5,836.7	5,162.5
Total assets	8,629.1	7,805.5
Total equity	1,491.2	1,800.5
Long-term debt, less current portion	594.1	—
Lease liability – non-current	237.7	201.0
Accrued pension and other post-retirement benefits, less current portion	127.7	124.2
Other non-current liabilities	102.0	82.7
Total non-current liabilities	1,061.5	407.9
Short-term debt	89.2	402.3
Lease liability – current	69.2	41.5
Accounts payable, trade	1,765.2	1,501.6
Contract liabilities	3,345.2	2,941.6
Other current liabilities	807.6	710.0
Total current liabilities	6,076.4	5,597.1
Total liabilities	7,137.9	6,005.0
Total equity and liabilities	8,629.1	7,805.5
¹ Cash and cash equivalents at December 31, 2021 was €3.8 billion. This compares to cash and cash equivalents at December 31, 2020, after the impact of the Separation of Distribution Agreement, of €2.9 billion. Total equity at December 31, 2021 was €1.5 billion in Adjusted IFRS. This compares to total equity at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €1.2 billion. The Separation and Distribution Agreement was detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” released on February 26, 2021.

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FULL YEAR 2021

(In € millions)	FY 21 IFRS	Adjustments	FY 21 Adjusted
Goodwill	2,074.4	—	2,074.4
Property, plant and equipment, net	114.6	0.6	115.2
Right-of-use assets	251.9	1.0	252.9
Equity accounted investees	75.4	(47.6)	27.8
Other non-current assets	342.0	(19.9)	322.1
Total non-current assets	2,858.3	(65.9)	2,792.4
Trade receivables, net	1,038.4	2.7	1,041.1
Contract assets	331.8	(1.5)	330.3
Other current assets	512.2	143.0	655.2
Cash and cash equivalents	3,638.6	171.5	3,810.1
Total current assets	5,521.0	315.7	5,836.7
Total assets	8,379.3	249.8	8,629.1
Total equity	1,506.4	(15.2)	1,491.2
Long-term debt, less current portion	594.1	—	594.1
Lease liability – non-current	236.9	0.8	237.7
Accrued pension and other post-retirement benefits, less current portion	127.7	—	127.7
Other non-current liabilities	137.9	(35.9)	102.0
Total non-current liabilities	1,096.6	(35.1)	1,061.5
Short-term debt	89.2	—	89.2
Lease liability – current	68.9	0.3	69.2
Accounts payable, trade	1,497.1	268.1	1,765.2
Contract liabilities	3,206.5	138.7	3,345.2
Other current liabilities	914.6	(107.1)	807.6
Total current liabilities	5,776.3	300.1	6,076.4
Total liabilities	6,872.9	265.0	7,137.9
Total equity and liabilities	8,379.3	249.8	8,629.1

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FULL YEAR 2020

(In € millions)	FY 20 IFRS	Adjustments	FY 20 Adjusted
Goodwill	2,047.8	—	2,047.8
Property, plant and equipment, net	95.5	0.6	96.1
Right-of-use assets	184.5	(1.9)	182.6
Equity accounted investees	39.8	(2.5)	37.3
Other non-current assets	322.3	(43.1)	279.2
Total non-current assets	2,689.9	(46.9)	2,643.0
Trade receivables, net	1,059.1	10.2	1,069.3
Contract assets	271.8	14.0	285.8
Other current assets	663.4	79.6	743.0
Cash and cash equivalents	3,189.7	(125.3)	3,064.4
Total current assets	5,184.0	(21.5)	5,162.5
Total assets	7,873.9	(68.4)	7,805.5
Total equity	1,825.8	(25.3)	1,800.5
Long-term debt, less current portion	—	—	—
Lease liability – non-current	202.3	(1.3)	201.0
Accrued pension and other post-retirement benefits, less current portion	124.2	—	124.2
Other non-current liabilities	167.5	(84.8)	82.7
Total non-current liabilities	494.0	(86.1)	407.9
Short-term debt	402.4	(0.1)	402.3
Lease liability – current	42.0	(0.5)	41.5
Accounts payable, trade	1,259.4	242.2	1,501.6
Contract liabilities	3,025.4	(83.8)	2,941.6
Other current liabilities	824.9	(114.9)	710.0
Total current liabilities	5,554.1	43.0	5,597.1
Total liabilities	6,048.1	(43.1)	6,005.0
Total equity and liabilities	7,873.9	(68.4)	7,805.5

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 3.0: ADJUSTED STATEMENTS OF CASHFLOWS

(In € millions)	FY 21	FY 20
Net profit (loss)	267.4	220.0
Corporate allocation	—	381.2
Other non-cash items	98.5	360.7
Change in working capital	626.8	102.5
Cash provided (required) by operating activities	992.7	1,064.4
Capital expenditures	(50.2)	(31.3)
Proceeds from sale of assets	0.2	0.4
Other financial assets & Cash acquired / divested on acquisition / deconsolidation	(1.9)	(20.9)
Cash required by investing activities	(51.9)	(51.8)
Net increase (repayment) in long-term, short-term debt and commercial paper	275.1	(180.5)
Settlements of mandatorily redeemable financial liability	—	—
Net (distributions to) / contributions from TechnipFMC	(478.2)	(775.9)
Other including dividends paid and lease liabilities repayment	(99.7)	(162.4)
Cash provided (required) by financing activities	(302.8)	(1,118.8)
Effect of changes in foreign exchange rates on cash and cash equivalents	107.7	117.5
(Decrease) Increase in cash and cash equivalents	745.7	11.3
Cash and cash equivalents, beginning of period	3,064.4	3,053.1
Cash and cash equivalents, end of period	3,810.1	3,064.4

APPENDIX 3.1: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FULL YEAR 2021

(In € millions)	FY 21 IFRS	Adjustments	FY 21 Adjusted
Net profit (loss)	260.6	6.8	267.4
Corporate allocation	—	—	—
Other non-cash items	269.0	(170.5)	98.5
Change in working capital	404.8	222.0	626.8
Cash provided (required) by operating activities	934.4	58.3	992.7
Capital expenditures	(49.6)	(0.6)	(50.2)
Proceeds from sale of assets	0.2	—	0.2
Other financial assets & Cash acquired / divested on acquisition / deconsolidation	(3.6)	1.7	(1.9)
Cash required by investing activities	(53.0)	1.1	(51.9)
Net increase (repayment) in long-term, short-term debt and commercial paper	275.1	—	275.1
Settlements of mandatorily redeemable financial liability	(256.0)	256.0	—
Net (distributions to) / contributions from TechnipFMC	(478.2)	—	(478.2)
Other including dividends paid and lease liabilities repayment	(99.5)	(0.2)	(99.7)
Cash provided (required) by financing activities	(558.6)	255.8	(302.8)
Effect of changes in foreign exchange rates on cash and cash equivalents	126.1	(18.4)	107.7
(Decrease) Increase in cash and cash equivalents	448.9	296.8	745.7
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,638.6	171.5	3,810.1

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 3.2: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED - FULL YEAR 2020

(In € millions)	FY 20 IFRS	Adjustments	FY 20 Adjusted
Net profit (loss)	220.1	(0.1)	220.0
Corporate allocation	381.2	—	381.2
Other non-cash items	329.7	31.0	360.7
Change in working capital	(94.2)	196.7	102.5
Cash provided (required) by operating activities	836.8	227.6	1,064.4
Capital expenditures	(31.3)	—	(31.3)
Proceeds from sale of assets	0.4	—	0.4
Other financial assets & Cash acquired / divested on acquisition / deconsolidation	(21.1)	0.2	(20.9)
Cash required by investing activities	(52.0)	0.2	(51.8)
Net increase (repayment) in long-term, short-term debt and commercial paper	(180.5)	—	(180.5)
Settlements of mandatorily redeemable financial liability	(196.7)	196.7	—
Net (distributions to) / contributions from TechnipFMC	(775.9)	—	(775.9)
Other including dividends paid and lease liabilities repayment	(162.3)	(0.1)	(162.4)
Cash provided (required) by financing activities	(1,315.4)	196.6	(1,118.8)
Effect of changes in foreign exchange rates on cash and cash equivalents	156.7	(39.2)	117.5
(Decrease) Increase in cash and cash equivalents	(373.9)	385.2	11.3
Cash and cash equivalents, beginning of period	3,563.6	(510.5)	3,053.1
Cash and cash equivalents, end of period	3,189.7	(125.3)	3,064.4

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - FULL YEAR 2021

(In € millions)	FY 21	% of revenues	FY 20	% of revenues
Adjusted revenue	6,667.2		6,014.5
Cost of sales	(5,905.2)	88.6%	(5,176.1)	86.1%
Adjusted gross profit	762.0	11.4%	838.4	13.9%
Adjusted recurring EBITDA	540.2	8.1%	461.4	7.7%
Amortization, depreciation and impairment	(109.2)		(107.6)
Adjusted recurring EBIT	431.0	6.5%	353.8	5.9%
Non recurring items	(32.0)		(14.5)
Adjusted profit before financial expense, net and income taxes	399.0	6.0%	339.3	5.6%
Financial income and expense	(18.8)		(10.8)
Adjusted profit before tax	380.2	5.7%	328.5	5.5%
Income taxes	(112.8)		(108.5)
Adjusted net profit (loss)	267.4	4.0%	220.0	3.7%

APPENDIX 4.1: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES - FOURTH QUARTER 2021

(In € millions)	Q4 21	% of revenues	Q4 20	% of revenues
Adjusted revenue	1,757.3		1,600.0
Cost of sales	(1,548.1)	88.1%	(1,416.0)	88.5%
Adjusted gross profit	209.2	11.9%	184.0	11.5%
Adjusted recurring EBITDA	150.7	8.6%	140.8	8.8%
Amortization, depreciation and impairment	(27.2)		(33.5)
Adjusted recurring EBIT	123.5	7.0%	107.3	6.7%
Non recurring items	(0.9)		(20.9)
Adjusted profit before financial expense, net and income taxes	122.6	7.0%	86.4	5.4%
Financial income and expense	(0.2)		8.6
Adjusted profit before tax	122.4	7.0%	95.0	5.9%
Income taxes	(25.0)		(29.9)
Adjusted net profit (loss)	97.4	5.5%	65.1	4.1%

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - FULL YEAR 2021

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	FY 21	FY 20	FY 21	FY 20	FY 21	FY 20	FY 21	FY 20
Revenue	5,364.4	4,953.9	1,302.8	1,060.6	—	—	6,667.2	6,014.5
Profit (loss) before financial expenses, net and income taxes							399.0	339.3
Non-recurring items:
Separation costs allocated							28.3	17.3
COVID-19 costs							—	38.8
Other non-recurring (income) / expenses							3.7	(41.6)
Adjusted recurring EBIT	342.0	326.4	119.3	86.0	(30.3)	(58.5)	431.0	353.8
Adjusted recurring EBIT margin %	6.4%	6.6%	9.2%	8.1%	—%	—%	6.5%	5.9%
Adjusted amortization and depreciation							109.2	107.6
Adjusted recurring EBITDA							540.2	461.4
Adjusted recurring EBITDA margin %							8.1%	7.7%

APPENDIX 5.1: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION - FOURTH QUARTER 2021

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	Q4 21	Q4 20	Q4 21	Q4 20	Q4 21	Q4 20	Q4 21	Q4 20
Revenue	1,368.8	1,348.8	388.4	251.2	—	—	1,757.3	1,600.0
Profit (loss) before financial expenses, net and income taxes							122.6	86.4
Non-recurring items:
Separation costs allocated							0.6	5.1
COVID-19 costs							—	(0.3)
Other non-recurring (income) / expenses							0.3	16.3
Adjusted recurring EBIT	87.3	92.7	40.5	24.9	(4.3)	(10.5)	123.5	107.3
Adjusted recurring EBIT margin %	6.4%	6.9%	10.4%	9.9%	—%	—%	7.0%	6.7%
Adjusted amortization and depreciation							27.2	33.5
Adjusted recurring EBITDA							150.7	140.8
Adjusted recurring EBITDA margin %							8.6%	8.8%

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 21 IFRS	Adjustments	FY 21 Adjusted
Projects Delivery	14,671.4	472.6	15,144.0
Technology, Products & Services	1,245.6	(1.2)	1,244.3
Total	15,916.9		16,388.3

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 21 IFRS	Adjustments	FY 21 Adjusted
Projects Delivery	9,055.8	(584.3)	8,471.5
Technology, Products & Services	1,327.5	(9.1)	1,318.4
Total	10,383.3		9,789.9

APPENDIX 8.0: YAMAL LNG JOINT VENTURE

(In € millions)	FY 21	FY 20
Contract liabilities - proportionate share	165.9	345.0

(In € millions)	FY 21	FY 20
Cash provided (required) by operating activities - proportionate share	(21.9)	(26.0)

FY 2021 Results Release Paris, Thursday, 03 March 2022
APPENDIX 9.0: Definition of Alternative Performance Measures (APMs)

Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs. [APMs should not be considered an alternative to, or more meaningful than, the equivalent measures as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity].
Each of the APMs is defined below:

•
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company’s proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%,the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%, the revenue from Nova Energies is included at 50%. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company’s core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

•
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net, and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (applying to the method described above under Adjusted Revenue) and restated for the following items that are considered as non-recurring: (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) significant litigation costs that have arisen outside of the course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company.

•
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from the TechnipFMC Group), as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company’s capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company’s financial condition and recognizing underlying trends in its capital structure.

FY 2021 Results Release Paris, Thursday, 03 March 2022
•
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company’s proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company’s core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, two affiliates of the NFE joint-venture, and the Nova Energies joint-venture) and restates the share of order intake attributable to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company’s forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.